SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                             For Change of Auditors

                       CANADIAN IMPERIAL BANK OF COMMERCE
                 (Translation of registrant's name into English)

                                 Commerce Court
                                Toronto, Ontario
                                 Canada M5L 1A2
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 2 -F |_|      Form 4 -F |X|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:

                           Yes |_|             No |X|

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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

                              CANADIAN IMPERIAL BANK OF COMMERCE

Date: December 17, 2002       By: ___________________________________________
                                  Name: Paul T. Fisher
                                  Title: Vice President & Corporate Secretary

                              By: ___________________________________________
                                  Name: John C. Pattison
                                  Title: Senior Vice President